AG 3/13/02

02018801

VF 3-21-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50006

RECEIVED MAR 01 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

South Atlantic Enterprises, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3301 Woman's Club Drive, Suite 105
(No. and Street)

Raleigh, (City) N.C. (State) 27612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Abbott, Jr. (919) 785-3050
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenthal & Kaplin, P.C.
(Name — if individual, state last, first, middle name)

7100 Peachtree Dunwoody Road, Suite 200 (Address) Atlanta (City) GA (State) 30328 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

VF 3-22-02

OATH OR AFFIRMATION

I, Robert L. Abbott, Jr. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of South Atlantic Enterprises, Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Robert L Abbott
Signature

President
Title

Notary Public

Sworn to and subscribed before me this 28 day of Feb, 2002.

A. Kilcoyne
Notary Public

(Official Seal)
My commission expires May 6, 2006

A. KILCOYNE NOTARY PUBLIC WAKE COUNTY, N.C.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rosenthal & Kaplin, P.C.
Certified Public Accountants

Carl R. Rosenthal, C.P.A.
Stuart P. Rosenthal, C.P.A.
Jeffrey L. Kaplin, C.P.A.

To the Board of Directors
South Atlantic Enterprises, Inc.:

In planning and performing our audit of the financial statements of South Atlantic Enterprises, Inc. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by South Atlantic Enterprises, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because South Atlantic Enterprises, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by South Atlantic Enterprises, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserves System.

The management of South Atlantic Enterprises, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which South Atlantic Enterprises, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7100 Peachtree-Dunwoody Road
Suite 200
Atlanta, Georgia 30328
(770) 351 8665
Fax (770) 551 5868

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that South Atlantic Enterprises, Inc.'s practices and procedures were adequate at December 31, 2001 to meet the SEC objectives.

This report is intended solely for the use of the shareholders, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rosenthal & Kaplan, PC

February 23, 2002

SOUTH ATLANTIC ENTERPRISES, INC.

FINANCIAL STATMENTS
with the
INDEPENDENT AUDITORS' REPORT
YEARS ENDED DECEMBER 31, 2001 and 2000

CONTENTS

Rosenthal & Kaplin, P.C.
Certified Public Accountants

Carl R. Rosenthal, C.P.A.
Stuart P. Rosenthal, C.P.A.
Jeffrey L. Kaplin, C.P.A.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
South Atlantic Enterprises, Inc.
Raleigh, North Carolina

We have audited the accompanying statements of financial condition of South Atlantic Enterprises, Inc., as of December 31, 2001 and 2000 and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of South Atlantic Enterprises, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary section is presented for purpose of analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Rosenthal & Kaplin, PC

February 23, 2002

7100 Peachtree-Dunwoody Road
Suite 200
Atlanta, Georgia 30328
(770) 551 8665
Fax (770) 551 5368

FINANCIAL STATEMENTS

SOUTH ATLANTIC ENTERPRISES, INC.
Statements of Financial Condition
For the Years Ended December 31, 2001 and 2000

ASSETS	2001	2000
Current Assets		
Cash and cash equivalents	$471,810	$481,267
Marketable securites	1,650	3,000
Total Current Assets	473,460	484,267
Other Assets		
Investments	12,400	12,400
Deposits	400	550
Total Other Assets	12,800	12,950
Total Assets	$486,260	$497,217

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued expenses	$25,556	$346
Due to officer	60,445	0
Total Current Liabilities	86,001	346
Stockholders' Equity		
Common stock, $1.00 par value, 100,000 shares authorized, 100 issued and outstanding	100	100
Retained earnings	428,599	523,861
Net unrealized losses on marketable securities	(28,440)	(27,090)
	400,259	496,871
Total Liabilities and Stockholders' Equity	$486,260	$497,217

The accompanying notes are an integral part of these statements

SOUTH ATLANTIC ENTERPRISES, INC.
Statements of Operations and Retained Earnings
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues	$170,495	$342,500
Expenses		
Salaries and wages	170,000	170,000
Consulting fees	38,928	58,614
Retirement plan contribution	25,500	25,500
Taxes and licenses	7,785	8,878
Office expense	3,473	7,075
Telephone	7,994	6,539
Rent	7,211	5,446
Legal and accounting	4,499	4,373
Travel	5,021	1,544
Meals and Entertainment	618	0
Miscellaneous expense	1,363	954
Insurance	570	424
Dues and publications	2,461	397
Total Expenses	275,422	289,743
Operating income (loss)	(104,927)	52,757
Other income(expense):		
Dividends and interest	18,537	29,126
Loss on sale of securities	(8,872)	0
Net income	(95,262)	81,883
Retained earnings, beginning of year	523,861	499,461
Less distributions to shareholder	0	(57,483)
Retained earnings, end of year	$428,599	$523,861

The accompanying notes are an integral part of these statements

SOUTH ATLANTIC ENTERPRISES, INC.
Statement of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
Operating Activities		
Net income	($95,262)	$81,883
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	0	0
Loss on Sale of Marketable Securities	8,872	
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable	0	0
(Increase) decrease in deposits	150	(550)
Increase(decrease) in accrued expenses	25,210	346
Net cash provided by operating activities	(61,030)	81,679
Investing Activities		
Proceeds from sale and maturity of investments	61,053	0
Purchase of investments	(69,925)	(12,400)
Net cash provided by investing activities	(8,872)	(12,400)
Financing Activities		
Change in amount due to officer	60,445	(10,906)
Shareholder distributions	0	(57,483)
Net cash provided by financing activities	60,445	(68,389)
Increase in cash and cash equivalents	(9,457)	890
Cash and cash equivalents at beginning of year	481,267	480,377
Cash and cash equivalents at end of year	$471,810	$481,267

Supplemental disclosures of cash flow information

	2001	2000
Cash paid during the year for:		
Interest expense	$0	$0
Income taxes	0	0

Disclosure of accounting policy

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these statements

SOUTH ATLANTIC ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

The company has been engaged by investment firms to identify opportunities in distressed private debt. The company generates its revenues by brokering this private debt.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized.

Income taxes

The company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income, nor is it allowed a net operating loss carryover or carryback as a deduction. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the company's net income/(loss) for the period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

2. MARKETABLE DEBT AND EQUITY SECURITIES

Cost and fair value of marketable debt and equity securities at December 31, 2001 and 2000 are as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
December 31, 2000				
Available for Sale Equity securities	$ 30,090	$ -0-	$ 27,090	$ 3,000
December 31, 2001				
Available for Sale Equity securities	$ 30,090	$ -0-	$ 28,440	$ 1,650

The company uses the first-in, first-out (FIFO) method to determine the cost when calculating gains and losses on sales of marketable securities. Gross realized losses on sales of securities available for sale were $8,872 and $-0- in 2001 and 2000 respectively. Unrealized holding losses on securities available for sale in the amount of $28,440 and $27,900 have been credited to stockholder's equity for the years ended December 31, 2001 and 2000 respectively.

3. OTHER ASSETS

Included in the other assets is an investment by the company ($12,400) in a private offering of stock. The shares are restricted from sale on the open market until a qualifying economic event and have therefore been classified as non-current and not marketable.

4. RETIREMENT PLAN

The company has a SEP Plan covering its sole employee. The company may contribute up to 15% of eligible compensation not to exceed certain established statutory limits. Contributions in the amount of $25,500 were made for the years ended December 31, 2001 and 2000.

5. DUE TO OFFICER

The balance due to officer at December 31, 2001 represents short-term borrowings due on demand without interest.

6. EXEMPTION FROM RULE 15c3-3

The company is registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The company operates under the exemptive provisions (k)(2)(i) of Rule 15c3-3 and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. NET CAPITAL REQUIREMENT

The company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule. This rule requires that the company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the company had net capital of $400,259 and $496,871. These amounts exceeded the required net capital by $395,259 and $491,871 respectively. The company's aggregate indebtedness to net capital was 0.21 to 1 and 0.007 to 1 for the years ended December 31, 2001 and 2000.

SUPPLEMENTARY INFORMATION

SOUTH ATLANTIC ENTERPRISES, INC.
Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
December 31, 2001 and 2000

Total Stockholder's Equity	$400,259	$496,871
Deductions and/or Charges		
Property an equipment net of accumulated depreciation	0	0
Organization costs net of accumulated amortization	0	0
Non-allowable assets	0	0
	0	0
Net Capital	$400,259	$496,871
Aggregate Indebtedness		
Accrued expenses and other current liabilities	$86,001	$346
Percentage of Aggregate Indebtedness to Net Capital	21.49%	0.07%
Minimum Net Capital Required	5,000	5,000
Excess of Net Capital Over Minimum Required	$395,259	$491,871
Reconciliation with Company's Computation in Part II of Form X-17A-5 as of December 31, 2000.		
Net capital as reported in Company's Part II Unaudited Focus Report	$486,274	$496,871
Employer SEP contribution	(25,500)	0
Audit adjustment for accrued and other expenses	(60,515)	0
Net capital per above	$400,259	$496,871

The accompanying notes are an integral part of these statements